UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 9, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Interests; Series Mo Mischief Interests; Series Deep Cover; Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

On July 9, 2020, Annahilate, the 2017 Colt that was the Underlying Asset for Series Two Trail Sioux 17, suffered a fracture to his lateral sesamoid in his front left limb after a workout. Although this injury is not life threatening, the nature of this injury is career ending. The location and composition of the sesamoids make them vulnerable to injuries, and these injuries in horses can be difficult to repair. Ultimately, this Series Two Trail Sioux 17 will no longer be able to generate revenue, as Annahilate will need to be retired from racing.

After retiring Annalilate, the Manager intends to terminate and wind up Series Two Trail Sioux 17 because Series Two Trail Sioux 17 would no longer have any assets or liabilities.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: July 15, 2020	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer